Via Facsimile and U.S. Mail
Mail Stop 6010

November 25, 2008

Mr. Daniel J. Coots
Senior Vice President, Treasurer and Chief Financial Officer
Gainsco, Inc.
3333 Lee Parkway, Suite 1200
Dallas, TX 75219

Re: Gainsco, Inc.
        Form 10-K for the Year Ended December 31, 2007
        Form 10-Q for Quarter Ended September 30, 2008
        File No. 001-9828

Dear Mr. Coots:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1 – Business
Insurance Operations, page 6

Technology, page 8

1. It appears that you have filed copies of your license agreement and service agreement with Guidewire Software, Inc. as material contracts pursuant to Item 601(b)(10) of Regulation S-K. It does not appear that you have disclosed the material terms of these agreements in your Business section. Please revise to

Mr. Daniel J. Coots
Gainsco, Inc.
November 25, 2008
Page 2

describe the material terms of these agreements, including, but not limited to, any payment provisions, usage restrictions, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

Financial Statements

Note 2 – Investments, page 81

2. You disclose that 15% of your bonds available for sale were unrated at December 31, 2007. Please describe the nature and types of investments that are unrated and the reasons why you were unable to obtain ratings for these investments. Please also disclose how you are able to determine the market value and realized or unrealized gains and losses for these fixed-income securities without a credit rating. Please also disclose the internal credit ratings, if any, for these fixed-income securities.

Form 10-Q for the quarter ended September 30, 2008

Financial Statements

Note 2 – Investments, page 13

3. You disclose that you held thirteen securities with gross unrealized losses totaling $3,710,000 that were in the excess of 12 months category. You also disclosed that the decline in the market value is primarily related to the decrease in the 3-month London Interbank Offered Rate for U.S. dollar deposits. However, the unrealized loss in excess of 12 months of $2.7 million related to your mortgage-backed securities represents over 40% of their fair value. Based on the significant decrease in the fair value of your mortgage-backed securities it appears that some of the decline in fair value may be credit-related or permanent in nature. Please disclose how much of the decline is related to increases in credit spreads and how much is related to other factors and why you concluded that there is no other than temporary impairment.

Note 3 – Fair Value Measurements, page 17

4. You disclose that you use a pricing service to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

- The factors you considered in concluding that the majority of your fair values were based on level 1 or level 2 inputs based on your disclosure that the fair values may not be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement,

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
- The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the broker quotes are binding or non-binding, and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

5. You disclose that the decrease in policy acquisition costs is due, in part, to the reversal of the premium deficiency for underwriting losses on the South Central business that was recorded in 2007. However, you disclose that premiums written declined in the South Central business from $37.4 million to $34.2 million for the nine months ended September 30, 2008 and the comparable period in the prior year and that you had unfavorable claims development of over $2 million during the nine months ended September 30, 2008. Please disclose the amount of the policy acquisition costs that you reversed and the factors considered in reversing the premium deficiency recorded during the fourth quarter of 2007. Further, provide us your analysis including the authoritative literature that supports your reversal of the premium deficiency under GAAP.

Exhibits

6. It appears that you have filed a copy of your lease agreement with Crescent Real Estate Funding VIII, L.P. and the first, second and fifth amendments thereto, but have not filed copies of the third and fourth amendments to the lease agreement. Similarly, it appears that you have filed a copy of your credit agreement with The Frost National Bank and the second amendment thereto, but did not file the first amendment to the credit agreement. Please revise to file copies of these amendments. Alternatively, if you believe that such agreements are not required to be filed to Item 601(b) of Regulation S-K, please provide us with a detailed analysis which supports your apparent conclusion.

*　*　*　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements or related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or John Krug, Senior Staff Attorney at (202) 551-3862 with questions on any other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant